UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
	Washington, D.C.  20549

FORM N-17f-2

Certificate of Accounting of
Securities and Similar
Investments in the Custody of
Management Investment
Companies
Pursuant to Rule 17f-2 [17
CFR 270.17F-2]



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1. Investment Company Act File Number:

811-10287
Date examination
completed:

June 7, 2006
2. State identification Number:

AL
AK
AZ
AR
CA
CO

CT
DE
DC
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
ME
MD
MA
MI
MN

MS
MO
MT
NE
NV
NH

NJ
NM
NY
NC
ND
OH

OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO RICO

Other (specify):
3. Exact name of investment company as specified in registration statement:

The Thai Capital Fund, Inc.
4. Address of principal executive office (number, street, city, state, zip code):

John O'Keefe One Evertrust Plaza 9th Floor,  Jersey City, NJ 07302


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in
  compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
         SEC 2198 (11-91)